Exhibit 99.2

ORGANIGRAM HOLDINGS INC.
(the “Corporation”)

Annual and Special Meeting of Shareholders
Held on February 25, 2020

REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters decided at the 2020 Annual and Special Meeting of Shareholders of the Corporation held on February 25, 2020. Full details of the matters are set out in the Corporation’s management information circular dated January 23, 2020, which is available on SEDAR at www.sedar.com.

1.	ELECTION OF DIRECTORS
Each of the following individuals were elected as directors of the Corporation as approved by a vote by show of hands, for a term expiring at the conclusion of the next annual meeting of shareholders of the Corporation, or until their successors are elected or appointed. According to the final scrutineer report prepared following the meeting (“Final Scrutineer Report”), the voting results were as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Peter Amirault	16,616,184	97.12	492,516	2.88
Greg Engel	16,625,303	97.18	483,397	2.83
Dexter John	16,078,699	93.98	1,030,001	6.02
Geoffrey Machum	16,611,530	97.09	497,170	2.91
Ken Manget	16,654,923	97.35	453,777	2.65
Sherry Porter	16,319,053	95.39	789,647	4.62
Stephen Smith	16,642,629	97.28	466,071	2.72
Derrick West	16,600,454	97.03	508,246	2.97

2.	APPOINTMENT OF AUDITOR
By a resolution passed by a vote by show of hands, Deloitte LLP was reappointed as the auditor of the Corporation until the next annual meeting of the shareholders of the Corporation or until its successor is appointed and the directors of the Corporation were authorized to fix the remuneration of such auditor. According to the Final Scrutineer Report, the voting results were as follows:

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
63,060,605	98.28	1,106,732	1.73

3.	APPROVAL OF ARTICLES OF AMENDMENT
By a resolution passed by a ballot vote, the articles of amendment approved by the board of directors of the Corporation on January 23, 2020, were approved. According to the Final Scrutineer Report, the voting results were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
16,053,666	93.83	1,055,034	6.17

4.	CONFIRMATION OF AMENDED AND RESTATED BY-LAW NO. 1
By a resolution passed by a ballot vote, the Amended and Restated By-Law No. 1 adopted by the board of directors of the Corporation on January 23, 2020, was confirmed. According to the Final Scrutineer Report, the voting results were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
14,235,160	83.20	2,873,540	16.80

5.	APPROVAL OF OMNIBUS EQUITY INCENTIVE PLAN
By a resolution passed by a ballot vote, the Omnibus Equity Incentive Plan adopted by the board of directors of the Corporation on January 23, 2020, was approved. According to the Final Scrutineer Report, the voting results were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
11,856,772	69.30	5,251,928	30.70